Exhibit 99.1

GRUENEPOINTE HOLDINGS, LLC

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2016 and 2015 and

From April 21, 2014 (Inception) to December 31, 2014

with Reports of Independent Auditors

GRUENEPOINTE HOLDINGS, LLC

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2016 and 2015 and

From April 21, 2014 (Inception) to December 31, 2014

with Reports of Independent Auditors

REPORT OF INDEPENDENT AUDITORS

To the Members of

GruenePointe Holdings, LLC

We have audited the accompanying consolidated financial statements of GruenePointe Holdings, LLC and subsidiaries, which comprise the consolidated balance sheet as of December 31, 2016, and the related consolidated statements of operations, members’ equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the financial position of GruenePointe Holdings, LLC and subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for the year then ended in accordance with GAAP.

/s/ Whitley Penn LLP

Dallas, Texas

April 7, 2017

March 10, 2016

INDEPENDENT AUDITOR’S REPORT

The Management

GruenePointe Holdings, LLC

We have audited the accompanying consolidated financial statements of GruenePointe Holdings, LLC and Subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of operations, members’ equity, and cash flows for the year ended December 31, 2015 and the period from April 21, 2014 (date of inception) through December 31, 2014, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GruenePointe Holdings, LLC and Subsidiaries as of December 31, 2015 and 2014 and the results of its operations and cash flows for the year ended December 31, 2015 and period from April 21, 2014 (date of inception) through December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

/s/ McNair, McLemore, Middlebrooks & Co., LLC
McNAIR, McLEMORE, MIDDLEBROOKS & CO., LLC

GRUENEPOINTE HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2016	2015
Assets
Current assets:
Cash and cash equivalents	$1,967,602	$1,686,402
Patient accounts receivable, net of allowance for doubtful accounts of $741,308 in 2016 and $345,000 in 2015	11,018,428	16,899,224
Prepaid expenses and other current assets	424,539	2,794,107
Total current assets	13,410,569	21,379,733

Property and equipment:
Land	2,101,000	-
Buildings and improvements	20,727	-
Departmental equipment	338,439	55,790
Construction in progress	4,825,618	-
	7,285,784	55,790
Accumulated depreciation	(53,367)	(2,535)
	7,232,417	53,255
Other assets:
License	1,204,226	-
Assets limited as to use	716,756	6,239,762
Pre-construction costs	5,712,759	4,882,919
Deposits	2,339,201	2,248,119
Total assets	$30,615,928	$34,803,788

See accompanying notes to consolidated financial statements.

GRUENEPOINT HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

	December 31,
	2016	2015
Liabilities and Members' Equity (Deficit)
Current liabilities:
Note payable	$-	$3,450,000
Receivables financing	4,811,441	5,251,612
Accounts payable	5,377,944	7,035,529
Related party payables	2,823,716	2,574,421
Accrued payroll, benefits, and taxes	1,347,172	1,406,367
C Other accrued liabilities	2,575,922	475,387
Total current liabilities	16,936,195	20,193,316
Cash and cash equivalents at end of year/period
Deferred lease liability	2,754,693	844,059
Deferred gain on sale/leaseback	13,515,146	13,626,690
Total liabilities	16,269,839	34,664,065

Commitments and contingencies
Members' equity (deficit)	(2,590,106)	139,723
Total liabilities and members' equity (deficit)	$30,615,928	$34,803,788

See accompanying notes to consolidated financial statements.

GRUENEPOINTE HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

			April 21, 2014
	Years Ended December 31,		Through
	2016	2015	December 31, 2014
Net patient service revenues	$83,638,952	$34,208,768	$-

Operating expenses:
Nursing services	40,257,924	17,428,143	-
Medical records	474,568	-	-
Recreational and social	989,391	467,073	-
Dietary services	4,562,663	1,946,750	-
Housekeeping services	1,697,529	758,823	-
Laundry services	653,137	256,750	-
Repairs and maintenance	2,384,331	1,028,924	-
General and administrative	12,287,377	3,615,723	1,145
Facility lease	15,727,199	6,583,470	-
Property taxes and insurance	932,003	472,958	-
Interest expense	568,344	394,188	-
Depreciation	50,831	2,535	-
Management fees	4,163,583	1,724,792	-
	84,748,880	34,680,129	1,145

Operating loss	(1,109,928)	(471,361)	(1,145)

Other expense:
Interest income	6,479	7,087	-
Other income (expense)	(226,380)	(396,858)	-
Total other expenses	(219,901)	(389,771)	-
Net loss	(1,329,829)	(861,132)	(1,145)
Net loss attributable to noncontrolling interest	13,886	9,851	-
Net loss attributable to the Company	$(1,315,943)	$(851,281)	$(1,145)

See accompanying notes to consolidated financial statements.

GRUENEPOINTE HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY (DEFICIT)

Years Ended December 31, 2016 and 2015 and Period Ended December 31, 2014

			Non-
	Members'	Accumulated	Controlling
	Capital	Deficit	Interest	Total
Balance at April 21, 2014 (Inception)	$-	$-	$-	$-
Net loss	-	(1,145)	-	(1,145)
Capital contributions	695,000	-	-	695,000
Balance at December 31, 2014	695,000	(1,145)	-	693,855
Net loss	-	(851,281)	(9,851)	(861,132)
Capital contributions	1,002,000	-	-	1,002,000
Conversion of equity to debt	(695,000)	-	-	(695,000)
Balance at December 31, 2015	1,002,000	(852,426)	(9,851)	139,723
Net loss	-	(1,315,943)	(13,886)	(1,329,829)
Distributions	-	(3,500,000)	-	(3,500,000)
Capital contributions	2,100,000	-	-	2,100,000
Balance at December 31, 2016	$3,102,000	$(5,668,369)	$(23,737)	$(2,590,106)

See accompanying notes to consolidated financial statements.

GRUENEPOINTE HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

			April 21, 2014
	Years Ended December 31,		Through
	2016	2015	December 31, 2014
Cash flows from operating activities:
Net loss	$(1,329,829)	$(861,132)	$(1,145)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities
Depreciation	50,831	2,535	-
Amortization of debt issuance costs	128,125	15,136	-
Bad debt expense	2,512,356	345,000	-
Recognized gain on sale/leaseback	(111,544)	(46,477)	-
Change in:			-
Patient accounts receivable	3,368,440	(17,244,224)	-
Prepaids and other assets	2,295,796	(2,539,391)	-
Deposits	(91,082)	(2,248,119)	-
Accounts payable	(1,608,290)	6,780,414	-
Accrued payroll, benefits, and taxes	(59,195)	1,406,367	-
Other accrued liabilities	2,100,535	475,387	-
Deferred lease liability	1,910,634	844,059	-
Net cash provided by (used in) operating activities	9,166,777	(13,070,445)	(1,145)

Cash flows from investing activities:
Purchases of property and equipment and pre-construction costs	(5,564,059)	(4,096,857)	(586,737)
Funds released from (deposited to) escrow	5,523,006	(6,239,762)	-
Investment in Thirteen Moons	(3,500,000)	-	-
Net cash used in investing activities	(3,541,053)	(10,336,619)	(586,737)

Cash flows from financing activities:
Proceeds from receivables financing	88,191,546	18,664,601	-
Payments on receivables financing	(88,631,717)	(13,412,989)	-
Debt issuance costs	(54,353)	(269,852)	-
Proceeds from note payable	-	3,450,000	-
Principal payments on note payable	(3,450,000)	-	-
Proceeds from related party loans	-	1,879,421	-
Proceeds from sale/leaseback transaction	-	13,673,167	-
Capital contributions	2,100,000	1,002,000	695,000
Capital distributions	(3,500,000)	-	-
Net cash provided by (used in) financing activities	(5,344,524)	24,986,348	695,000
Net increase in cash	281,200	1,579,284	107,118
Cash and cash equivalents at beginning of year/period	1,686,402	107,118	-
Cash and cash equivalents at end of year/period	$1,967,602	$1,686,402	$107,118

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for interest	$667,970	$153,525	$-
Cash paid during the year for state income taxes	$44,081	$-	$-

Supplemental Disclosure of Noncash Activities
Equity converted to debt	$-	$695,000	$-
Investment in Thirteen Moons in accounts payable	$200,000	$-	$-

See accompanying notes to consolidated financial statements.

GRUENEPOINTE HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016

A.  Nature of Business

GruenePointe Holdings, LLC (a domestic limited liability company) (the “Company”) was established on April 21, 2014, in Dallas, Texas as a holding company for the development, construction, acquisition, and operation of healthcare facilities.  The Company is comprised of the following consolidated subsidiaries, all of which are wholly-owned with the exception of Adora 9, LLC which is

84.8% owned.

Adora Entities

The Adora entities were established to develop, construct, and operate senior living communities, consisting of assisted living and skilled nursing facilities.  The Company was actively developing three projects in Texas as of December 31, 2016.

• Adora Holdings, LLC	• Adora 9, LLC

• Adora Holdings Development, LLC	• Adora 9, Realty, LLC

• Adora 8, LLC	• Adora 9, Operations, LLC

• Adora Creekside Realty, LLC	• Adora 10, LLC

The Texas Ten Entities

The Texas Ten Entities (“Texas Ten”) were established to conduct the purchase and sale and leaseback and to facilitate the continuing operations of ten skilled nursing facilities with a total of 1,145 licensed beds.  The facilities are located throughout Texas.

• GruenePointe 1 Graham, LLC	• GruenePointe 1 Brownwood, LLC

• GruenePointe 1 El Paso, LLC	• GruenePointe 1 Longview, LLC

• GruenePointe 1 Kerens, LLC	• GruenePointe 1 Kemp, LLC

• GruenePointe 1 Casa Rio, LLC	• GruenePointe 1 Mt. Pleasant, LLC

• GruenePointe 1 River City, LLC	• GruenePointe 1 Kaufman, LLC

Other Entities

GruenePointe 1 St. Giles, LLC operates a skilled nursing facility in Texas with a total of 124 licensed beds.

GRUENEPOINTE HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

A.  Nature of Business - continued

Other Entities - continued

GruenePointe 1 Salvado, LLC was formed to maintain custody of reserve funds required by the Master Lease Agreement and Guaranty Agreement executed in conjunction with the sale and leaseback of the Texas Ten skilled nursing facilities.

GruenePointe Acquisition 1, LLC was formed to pursue the acquisition of the Texas Ten skilled nursing facilities.  It later assigned its rights in transaction agreements to the Company.

Thirteen Moons, LLC is consolidated by the Company as a variable interest entity (“VIE”).  See Note F for further discussion.

B.  Summary of Significant Accounting Policies

A summary of the Company’s significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

Basis of Accounting

The accounts are maintained and the consolidated financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation

The  consolidated  financial  statements  include  the  Company’s  majority  owned  and  controlled subsidiaries.  VIE’s have been consolidated as controlled subsidiaries when the Company is identified as the primary beneficiary.  All intercompany transactions and balances have been eliminated through consolidation.  For subsidiaries that are not wholly-owned by the Company, the portions not controlled by the Company are presented as noncontrolling interests in the consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts in the consolidated financial statements and accompanying notes.  Actual results could differ from these estimates and assumptions.

GRUENEPOINTE HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

B.  Summary of Significant Accounting Policies – continued

Cash and Cash Equivalents

The Company considers all highly-liquid investments with a maturity of three months or less when purchased to be cash equivalents.  At December 31, 2016 and 2015, the Company had no such investments.  The Company maintains deposits in various financial institutions, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (“FDIC”).  The Company has not experienced any losses related to amounts in excess of FDIC limits.

Accounts Receivable

Accounts receivable are stated at amounts management expects to collect for providing patient care. Management provides for probable uncollectible amounts through a charge to bad debt expense and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts.  Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to patient accounts receivable.

Accounts Receivable Reserve Methodology

The Company has implemented a standardized approach to estimate and review the collectability of its receivables based on accounts receivable aging trends.  The Company analyzes historical collection trends and reimbursement experience by major payers, including Medicare, Medicaid, and other payers, as well as by business lines as an integral part of the estimation process related to determining the valuation allowance for accounts receivable.  In addition, the Company assesses the current state of its billing functions on a quarterly basis in order to identify any known collection or reimbursement issues to determine the impact, if any, on its reserve estimates, which involve judgment.  Revisions in reserve estimates are recorded as an adjustment to the provision for doubtful accounts, which is reflected in general and administrative expenses in the consolidated statements of operations beginning in 2016.  In prior periods, adjustments were recorded against revenues.

Property, Equipment, and Leases

Property and equipment are stated at cost, and depreciation is computed using the straight-line method over the estimated useful lives of the assets (generally three to ten years).  Maintenance and repairs of property and equipment are charged to operations when incurred.  Gains or losses on the disposal of property and equipment are recognized in operations in the year of disposition.

GRUENEPOINTE HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

B.  Summary of Significant Accounting Policies – continued

Property, Equipment, and Leases - continued

The Company evaluates the recoverability of the carrying values of its properties and other long-lived assets on a property-by-property basis.  The Company reviews its properties for recoverability when events or circumstances, including significant physical changes in a property, significant adverse changes in general economic conditions, and significant deteriorations of the underlying cash flows or fair value of a property, indicate that the carrying amount of the property may not be recoverable.  The need to recognize an impairment is based on the estimated future undiscounted cash flows from a property compared to the carrying value of that property.  If recognition of an impairment is necessary, it is measured as the amount by which the carrying amount of the property exceeds the fair value of the property. Management did not identify any significant impairments during 2016 or 2014. See Note D regarding 2015.

At the inception of each lease, the Company performs an evaluation to determine whether the lease should be classified as an operating or capital lease.  The Company records rent expense for leases that contain scheduled rental escalations on a straight-line basis over the term of the lease.  The lease term used for straight-line rent expense is calculated from the date the Company obtains control of the leased premises through the end of the lease term.

License

Licenses are considered indefinite lived intangibles and are acquired in order to provide services to patients under care.  On at least an annual basis the licenses are reviewed for impairment by first analyzing qualitative factors and, if necessary, assessing the intangible asset’s fair value.  No impairment charges were recorded in 2016, 2015 or 2014.

Deposits

Deposits consists of security deposits in the amount of two month’s rent required by the Texas Ten facility lease, one month’s rent required by the St. Giles lease, and various utility deposits.

Revenue Recognition and Patient Service Revenue

Revenues are derived from services rendered to patients for long-term care, including skilled and intermediate care, and rehabilitation services.  Revenues are recorded when services are provided based upon established rates adjusted for amounts expected to be received under third-party contractual arrangements with governmental providers, Medicare, and Medicaid.  These revenues and receivables are stated at amounts estimated by management to be at their net realizable value.

For private pay in long-term care, the facilities bill in advance for the following month, with the remittance being due upon receipt of the statement and generally by the 10th day of the month the services are performed.  Private pay revenues billed in advance are deferred and recognized as services are rendered.

GRUENEPOINTE HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

B.  Summary of Significant Accounting Policies - continued

Revenue Recognition and Patient Service Revenue - continued

Payments are received from the Medicare program under a prospective payment system (“PPS”).  For skilled nursing services, Medicare pays a fixed fee per Medicare patient day, based on the acuity level of the patient.  Medicare program payments for long-term care services are based upon fixed per diem rates negotiated with a managed care organization contracted by the applicable state.  The Medicaid program is jointly funded by the federal government and states.  The federal government pays states for a specific percentage of program expenditures, called Federal Medical Assistance Percentages (“FMAP”).  FMAP varies by state based on criteria such as per capital income.  FMAPs are adjusted for each state on a three-year cycle to account for fluctuations in the economy.  The FMAP is published annually in the Federal Register.

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation.  Noncompliance with such laws and regulations can be subject to regulatory actions including fines, penalties, and exclusion from the Medicare and Medicaid programs.  Management believes the facilities are in material compliance with all applicable laws and regulations.

The Medicare PPS methodology requires that patients be assigned to Resource Utilization Groups (“RUG”) based on the acuity level of the patient to determine the amount paid for patient services.  The assignment on patients to the various RUG categories is subject to post-payment review by Medicare intermediaries.  Management believes the Company has made adequate provision for any adjustments that may result from these reviews.  Any differences between the net revenues and the final determination will be adjusted in future periods as adjustment become known.

Concentrations of Credit Risk

The Company grants credit without collateral to its residents, of whom most are insured under governmental programs or third party contractual agreements.  The collectability or reliability of the accounts receivable is dependent primarily upon the performance of the government unit, the third party, or the resident’s family.  Management does not believe significant credit risks are associated with accounts receivable.

Capitalization of Pre-Construction Costs

The Company capitalizes pre-construction costs until the project is placed in-service, at which time the asset is depreciated over its useful life.

Income Taxes

The members have elected to be taxed under sections of the federal and state income tax laws which provide that, in lieu of income taxes, the members separately account for their pro rata shares of the Company’s items of income, deductions, losses, and credits.  Therefore, these statements do not include any provision for income taxes.

GRUENEPOINTE HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

B.  Summary of Significant Accounting Policies – continued

Income Taxes - continued

The Company classifies any interest recognized on an underpayment of income taxes as interest expense and classifies any statutory penalties recognized on a tax position taken as general and administrative expense.  Management of the Company believes that they have not taken a tax position that, if challenged, would be expected to have a material effect on the consolidated financial statements in 2016, 2015, or 2014.

The Company files income tax returns in the United States federal jurisdiction and various state jurisdictions within the United States.

Fair Value of Financial Instruments

The Company calculates the fair value of its assets and liabilities, which qualify as financial instruments and includes this information in the notes to consolidated financial statements when the fair value is different than the carrying value of those financial instruments.  The estimated fair value of patient accounts receivable, prepaid expenses and other current assets, accounts payable, related party payables, accrued expenses, and other accrued liabilities approximate the carrying amounts due to the relatively short maturity of these instruments.  The carrying value of the note payable and receivables financing also approximates fair value since these instruments bear market rates of interest.  None of these instruments are held for trading purposes.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.  These reclassifications had no effect on previously reported results of operations.

C.  Assets Limited as to Use

Assets limited as to use consist of designated working capital reserves and replacement reserves as required by the Master Lease Agreement and Guaranty Agreement, respectively, executed in conjunction with the sale and leaseback of the Texas Ten nursing facilities.  The reserve funds are held in liquid savings account owned by GruenePointe 1 Salvado, LLC, whose sole purpose is to maintain the required reserves.

The working capital reserve was established as a liquid working capital reserve fund for operation of the facilities and any withdrawal requires consent of the landlord.

In lieu of additional financing on other projects, the landlord approved the withdrawal of the working capital reserve funds.  These funds were used for construction costs on certain Adora projects.

The replacement reserve fund calls for an amount of $500 per bed to be used for capital improvements throughout the life of the lease.  The total replacement reserve required is $572,500.

GRUENEPOINTE HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

D.  Pre-construction Costs

The Company is currently developing skilled nursing and assisted living facilities in Texas. These preconstruction amounts are classed into three specific projects: Adora 8 (Creekside); Adora 9 (Midtown); and Adora 14 (Austin). Funding sources for these projects are based on the approximate ratio of 10% equity financing, 65% conventional debt financing, and 25% mezzanine debt financing.

Below is a breakdown of the accumulated construction costs and projected project total cost as of December 31:

Pre-Construction Costs:	Adora 8	Adora 9	Adora 14
	(Creekside)	(Midtown)	(Austin)	Total Cost
2016
Architecture fees	$603,349	$705,481	$355,962	$1,664,792
Developer fees	132,901	658,736	17,800	809,437
Due diligence	93,770	17,795	-	111,565
Financing costs	13,721	33,060	-	46,781
Land acquisition	808,423	1,786,356	2,101,800	4,696,579
Property tax	22,208	92,175	46,857	161,240
Land use/planning	8,982	-	3,810	12,792
Insurance	989	989	1,700	3,678
Legal fees	30,778	300,658	18,173	349,609
Testing and inspections	-	40,861	6,518	47,379
Permits	35,794	35,043	171,384	242,221
Permit expediter	-	6,689	-	6,689
EB-5 offering expense	-	75,000	-	75,000
Utilities	-	8,643	-	8,643
Third party architect	-	19,048	27,986	47,034
Green consultant	-	2,925	-	2,925
Origination and mortgage broker	-	578,725	-	578,725
Title policy	-	108,902	-	108,902
Medicaid bed waiver	-	-	1,204,226	1,204,226
Equity placement fee	-	50,000	-	50,000
Other	3,441	12,458	2,187	18,086
Total development costs	1,754,356	4,533,544	3,958,403	10,246,303
Transfer to construction in progress	-	(4,533,544)	-	(4,533,544)
	$1,754,356	$-	$3,958,403	$5,712,759

GRUENEPOINTE HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

D.  Pre-construction Costs - continued

Pre-Construction Costs:	Adora 8	Adora 9	Adora 14
	(Creekside)	(Midtown)	(Austin)	Total Cost
2015
Architecture fees	$597,281	$695,398	$-	$1,292,679
Developer fees	132,901	302,808	-	435,709
Due diligence	93,770	92,795	-	186,565
Land acquisition	808,423	1,931,529	-	2,739,952
Land use/planning	8,982	4,199	-	13,181
Legal fees	28,731	50,623	-	79,354
Permits	30,731	34,088	-	64,819
Other	2,032	68,628	-	70,660
	$1,702,851	$3,180,068	$-	$4,882,919
Projected project cost	$19,861,697	$23,758,761	$21,427,213	$65,047,671

During the year ended December 31, 2015, the Company abandoned the Adora 10 (Hurst) project.  The Company had incurred $396,858 in land acquisition and development charges, which was expensed when management deemed the project not viable.  This amount is recorded in the statements of operations under other expenses for the year ended December 31, 2015.

The Company began construction on the Adora 9 (Midtown) project in Dallas County, Texas in February 2016. Construction is expected to be complete in October 2017.  The Company is currently in the design phase and is expected to commence construction in late 2017 and early 2018 on Adora 8 (Creekside) and Adora 14 (Austin), respectively.

E.  Receivables Financing

The Company has entered into a financing agreement with a third-party lender.  The lender has agreed to provide financing on a percentage of eligible patients accounts receivable with a maximum aggregate borrowing of $17,000,000.

In accordance with the financing arrangement, the lender advances funds to the Company based upon receivable balances and reduces accumulated advances upon collection of the account.  Interest is computed monthly based on a 5.25% annual rate.  Also, a collateral fee of 1.2% is assessed based upon the month’s average balance outstanding, as well as an unused commitment fee of 0.5%.  The debt is secured by the eligible receivables and partially secured by the personal guarantees of certain members of the Company.

GRUENEPOINTE HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

E.  Receivables Financing - continued

The outstanding gross balances as of December 31, 2016 and 2015, were $4,811,441 and $5,251,612, respectively.  The Company has recorded deferred financing costs of $180,944 and $254,716 at December 31, 2016 and 2015, respectively as prepaid and other assets.  Since the financing is considered similar to a line-of-credit these costs have not been netted against the balance.

F.  Variable Interest Entity

A wholly-owned subsidiary of the Company (Adora Holdings, LLC), purchased a 49% interest in Thirteen Moons, LLC from a related entity for $3,700,000 on July 14, 2016.  A payment of $3,500,000 was paid at closing with the remaining $200,000 due once certain conditions are met.  Thirteen Moons, LLC owns an underserved minority waiver granted by the Texas Department of Aging and Disability Services, as well as multiple parcels of land in Travis County, Texas.  The plan is to build a skilled nursing facility on this land.  The $200,000 is recorded within accounts payable on the consolidated balance sheets.

The remaining 51% of Thirteen Moons, LLC is due upon completion of the project.  Adora Holdings, LLC is responsible for all construction related costs.

The Company determined that the entity is a VIE whereby the Company is the primary beneficiary and obligor.  As such the entity has been consolidated in the 2016 consolidated financial statements resulting in the consolidation of land of $2,101,000, license of $1,204,226 and pre-construction costs of $394,774. There is no significant impact on the consolidated statements of operations from consolidating the entity.

G.  Note Payable

The Company entered into a loan and security agreement with an unrelated third party in 2015.  Interest accrued at 12% on the outstanding balance, with the first payment due February 2016.  All outstanding principal and interest was paid in full in August 2016.

H.  Related Party Accounts

The members have loaned funds to the Company during the course of operations.  Some of these funds were originally classified as equity investments, but were classified to debt during 2015.  These funds accrue interest at 12%, in accordance with the operating agreement.  The Company intends to pay principal and accrued interest when funds become available.  The total amounts due to members were $1,075,000 and $945,000 as of December 31, 2016 and 2015, respectively.

GRUENEPOINTE HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

H.  Related Party Accounts - continued

The Company is related through common ownership to the management company of its subsidiaries, OnPointe Management, LLC.  Various transactions are entered into in the normal course of business between the common entities.  Related party payables of $926,590 and $595,520 have resulted from these transactions as of December 31, 2016 and 2015, respectively, and are carried on the consolidated balance sheets at their original value.  These payables are expected to be paid as cash becomes available in the common entities.

Unpaid management fees to OnPointe Management, LLC totaled $822,126 and $1,033,901 as of December 31, 2016 and 2015, respectively, and are included in related party payables on the accompanying consolidated balance sheets.  See Note J for further discussion relating to the management agreement.

I.   Major Customers

The facility’s patient service revenues are derived primarily from federal (Medicare) and state (Medicaid) programs.  Below is a summary of the composition of revenues and accounts receivable as of December 31,:

	2016		2015
		Accounts		Accounts
	Revenue	Receivable	Revenue	Receivable
Medicaid	47.45%	31.79%	48.44%	47.31%
Medicare	34.00%	18.14%	28.48%	28.98%
Managed Care	6.26%	18.05%	8.35%	16.26%
Other	12.29%	32.02%	14.73%	7.45%
	100.00%	100.00%	100.00%	100.00%

J.   Management Agreements

The Company’s wholly-owned consolidated skilled nursing home subsidiaries are managed by OnPointe Management, LLC, a company related through common ownership.  Management fees are accrued on 5% of net revenues of the nursing homes’ operations; however, the Company only pays 3% until certain operational metrics are achieved in accordance with the Master Lease Agreement.  For 2016, 2015, and 2014, management fees were $4,163,582, $1,724,792, and $0, respectively.

GRUENEPOINTE HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

K.  Commitments and Contingencies

The Company entered into a purchase and sale agreement and a Master Lease Agreement on July 29, 2015, whereby the Company bought, sold, and leased back ten skilled nursing facilities (Texas Ten). The initial term of the lease is fifteen years, with two additional renewal periods of five years each.

The Master Lease Agreement includes a provision for the payment of additional rents from the facilities owned by GruenePointe 1 Brownwood, LLC; GruenePointe 1 Graham, LLC; GruenePointe 1 Kerens, LLC; and GruenePointe 1 River City, LLC.  The contingent rent totals 20% of year-to-year growth in net patient service revenue, if any, until the facility achieves certain yield benchmarks.  Potential additional rent payments begin in the second lease year and continue throughout the lease term and are subject to a maximum limit.

The Company entered into a lease agreement with St. Giles Realty Holdings, LLC to lease the GruenePointe 1 St. Giles, LLC nursing facility.  The lease has an initial term of ten years, with two additional renewal periods of five years each.

Combined future lease commitments are as follows:

2017	$14,182,274
2018	14,441,524
2019	14,705,958
2020	14,975,681
2021	15,250,799
Thereafter	135,818,939
$209,375,175

The Texas Ten purchase and sale agreement resulted in a $13,673,167 gain which will be recognized over the initial lease term of fifteen years.  A portion of the gain ($12,000,000) is contingent upon the Company achieving certain financial benchmarks during the first four years of the lease.  The recognized gain for the years ended December 31, 2016 and 2015, was $111,544 and $46,477, respectively, and is a reduction of lease expense.

The components of lease expense as of December 31, are as follows:

	2016	2015
Cash payments of lease	$13,928,109	$5,785,888
Deferred lease liability	1,910,634	844,059
Recognized gain on sale/leaseback	(111,544)	(46,477)
	$15,727,199	$6,583,470

GRUENEPOINTE HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

K.  Commitments and Contingencies - continued

The Company, certain members, and OnPointe Management, LLC, a related party, are jointly and severally liable for repayment of the contingent purchase price of $12,000,000 under the purchase and sale agreement and obligations under the Master Lease Agreement above.  The contingency will reduce in amount by $3 million each January 1, beginning January 2016 through 2019, if the Company achieves certain financial benchmarks.  Certain members are jointly and severally liable for an amount not to exceed $6,000,000 in the aggregate.  OnPointe Management, LLC is jointly and severally liable up to any management fees paid to them in the previous months.

In October 2015 the Company filed suit against one of its former managers asserting breach of contract, breach of fiduciary duty, willful misconduct, and negligence related to unauthorized transfers of funds. In February 2016 the Company received restitution of $695,094 (the total of the unauthorized transfers) from the former manager.  The amount is recorded in prepaids expenses and other current assets as of December 31, 2015.  In May 2016 the suit was withdrawn without prejudice by the Company.

In June 2016 the same former manager filed suit against the Company alleging breach of fiduciary duty related to fees disputed by the Company.  This suit is pending.  Management does not believe the ultimate disposition of this matter will result in a material adverse effect on the financial position or results of operations of the Company.

Health Care Industry and Legal Considerations

The health care industry is subject to numerous laws and regulations of federal, state and local governments.  These laws and regulations include, but are not necessarily limited to, matters such as licensure, accreditation, government health care program participation requirements, reimbursement for patient services, quality of resident care and Medicare and Medicaid fraud and abuse.  Over the last several years, government activity has increased with respect to investigations and allegations concerning possible violations by health care providers of fraud and abuse statutes and regulations as well as laws and regulations governing quality of care issues in the skilled nursing profession in general. Violations of these laws and regulations could result in exclusion from government health care programs together with the imposition of significant fines and penalties, as well as significant repayments for patient services previously billed.  Compliance with such laws and regulations is subject to ongoing government review and interpretation, as well as regulatory actions which may be unknown or unasserted at this time.  The Company is involved in regulatory actions of this type from time to time.  Management is not aware of any regulatory actions that could have a material adverse impact on the Company.

L.  Subsequent Events

In preparing  these  consolidated  financial  statements,  the  Company  has  evaluated  events  and transactions for potential recognition or disclosure through April 7, 2017, the date the consolidated financial statements were available to be issued.